ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 15, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk, Mara Ransom, Katherine Bagley

Re:                             Connecticut Water Service Inc.
PREC14A filed April 27, 2018
Rule 425 materials filed May 4, 2018
Filed by Eversource Energy

File No. 000-0808

Ladies and Gentlemen:

On behalf of Eversource Energy (“Eversource”), we are providing Eversource’s responses to the comments in the letter, dated May 10, 2018 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission with respect to Eversource’s above-referenced preliminary proxy statement on Schedule 14A filed on April 27, 2018 (the “Preliminary Proxy Statement”) and the additional soliciting materials filed pursuant to Rule 425 on May 4, 2018 (the “Rule 425 Materials”). The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of Eversource are shown below each comment.

General

1.                                      We note your disclosures throughout your filing that your “proposal provides greater value and more certainty…” and “greater certainty.” We also note your disclosure that CTWS shareholders are not voting to approve the Eversource Proposal. Please refrain from characterizing your offer as “certain,” considering your proposal is non-binding and you are requesting that CTWS Board meet with you to “seriously discuss” the Eversource proposal. If your references to “certainty” are meant to convey that your current proposal would permit CTWS shareholders to elect cash rather than securities, revise to state this more specifically, while noting that at this point, you have only submitted a proposed offer rather than an agreed-upon deal. (If you expect there to be a cap on the number of shareholders who can elect to receive all cash under your proposal, this must be clarified.)

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May 15, 2018

Response to Comment 1:

As the Staff indicates in its comment, references to “certainty” are meant to convey that the Eversource proposal would permit shareholders of Connecticut Water Service Inc. (“CTWS”) to elect cash rather than securities. For example, the disclosure on page 1 of the Proxy Statement states, “Eversource’s cash option provides cash value certainty compared with the all-stock proposal of the Proposed SJW Merger, an important choice with respect to form of consideration that the Proposed SJW Proposal does not provide.” Because Eversource has not had an opportunity to seriously discuss its proposal with the board of directors of CTWS, it remains to be determined whether a transaction between Eversource and CTWS would include a cap applicable to cash consideration to be received, in part based on tax implications that must be considered in structuring such transactions. However, even in circumstances in which Eversource and CTWS were to negotiate a transaction and limit the cash consideration available in the transaction, we expect that while there would be no limit on the number of shareholders entitled to receive cash, shareholders electing cash would at a minimum receive a pro rata portion of cash proceeds rather than no cash.

In response to the Staff’s comment, Eversource proposes to add the following disclosure (new text underlined and in bold):

On page 1 of the Preliminary Proxy Statement:

A vote “AGAINST” the SJW Merger Proposal, the Compensation Proposal and the Adjournment Proposal preserves your opportunity to receive the significant premium for your CTWS Shares as contemplated by the Eversource Proposal which, if consummated, would provide significant and immediate value to CTWS shareholders, with greater certainty by providing shareholders the ability to elect cash consideration.

On page 10 of the Preliminary Proxy Statement:

WE BELIEVE OUR $63.50 PER SHARE CASH AND/OR STOCK (AT THE ELECTION OF CTWS SHAREHOLDERS) PROPOSAL IS A SUPERIOR ALTERNATIVE FOR CTWS SHAREHOLDERS TO THE ALL-STOCK SJW MERGER PROPOSAL BECAUSE, AMONG OTHER THINGS, OUR PROPOSAL PROVIDES GREATER VALUE AND, BY PROVIDING SHAREHOLDERS THE ABILITY TO ELECT CASH CONSIDERATION, MORE CERTAINTY FOR CTWS SHAREHOLDERS THAN THE PROPOSED SJW MERGER. WE BELIEVE THAT A VOTE “AGAINST” THE SJW MERGER PROPOSAL WILL SEND A MESSAGE TO THE CTWS BOARD THAT CTWS SHAREHOLDERS DO NOT SUPPORT THE PROPOSED SJW MERGER AND THAT THE CTWS BOARD SHOULD GIVE CONSIDERATION TO OTHER OFFERS THAT IT RECEIVES, INCLUDING THE EVERSOURCE PROPOSAL.

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May 15, 2018

2.                                      We note your disclosure that, on April 5, 2018, you submitted a non-binding proposal in writing to CTWS to acquire 100% of the issued and outstanding CTWS Common Shares, and that no response was received to engage in a dialogue. We also note your disclosure that you are disappointed that CTWS has been “unwilling to engage in discussions with Eversource.” Please tell us the basis for your statement as to CTWS’ “unwillingness” or revise to remove these statements. Refer to Exchange Act Rule 14a-9.

Response to Comment 2:

Eversource advises the Staff that Eversource has attempted to engage privately with CTWS on various occasions since 2017. As disclosed in the joint proxy/registration statement on Form S-4 filed by SJW Group on April 25, 2018 (the “Form S-4”), the chairman of the board of CTWS would not engage in discussions with Eversource regarding a potential combination in October 2017, noting instead the intent of CTWS to remain an independent public company (page 57 of the Form S-4). In response to a further outreach in February 2018, as reflected in the Preliminary Proxy Statement, Ms. Wallace declined an invitation to meet to discuss a potential combination. On April 5, 2018, Eversource verbally communicated its intent to submit a proposal to David C. Benoit, the Chief Executive Officer of CTWS, and delivered a written proposal the same day. On April 17, 2018, having received no response from CTWS, Eversource sent a follow-up communication to CTWS, expressing its continued interest in pursuing an acquisition. Based on the pattern of these outreaches and the lack of responses, Eversource has concluded that CTWS has been unwilling to engage in discussions with Eversource.

3.                                      Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please provide support for the following statements:

•                  “the SJW merger proposal does not provide adequate value to CTWS shareholders;”

•                  your proposal provides “significantly greater value…for shareholders, employees, customers and local communities of CTWS;”

•                  “Eversource has consistently demonstrated credibility, expertise, and responsiveness in its proceedings before the Connecticut Public Utilities Regulatory Authority and has a strong track record for constructive regulatory outcomes;” and

•                  the SJW proposal is an “inferior transaction,” considering you do not provide a comparison of the SJW offer to your discussion of the benefits to shareholders of the Eversource Proposal.

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May 15, 2018

Response to Comment 3:

In response to the Staff’s comment, Eversource provides the following support for the foregoing statements:

•                  “the SJW merger proposal does not provide adequate value to CTWS shareholders;”

Eversource advises the Staff that it believes the SJW Group merger proposal does not provide adequate value to CTWS shareholders in comparison to the proposal made by Eversource. As noted in the Preliminary Proxy Statement, the Eversource proposal represents a premium of 21% to CTWS’s closing share price on March 14, 2018, the day prior to the announcement of the SJW Group merger proposal. The Eversource Proposal also represents a premium of 22% to CTWS’s 20-day volume-weighted average price as of March 14, 2018. In contrast, as stated on page 67 of the Form S-4, the SJW Group merger proposal represents a premium of only 18% based on the closing share prices of CTWS and SJW Group on March 14, 2018. In addition, based on Eversource’s proposal, CTWS shareholders electing to receive Eversource shares would realize the equivalent of an 81% dividend uplift based on the closing price of Eversource’s shares on April 4, 2018 and the annualized quarterly dividend of $0.2975 per share declared by CTWS on January 18, 2018.

•                  your proposal provides “significantly greater value…for shareholders, employees, customers and local communities of CTWS;”

As noted above in this response to Comment 3, Eversource believes its proposal offers greater value to CTWS shareholders in comparison to the SJW Group merger.

Moreover, Eversource believes its proposal provides significantly greater value to CTWS employees, customers and local Connecticut communities based on Eversource’s financial strength, local experience and track record with Connecticut regulatory authorities. As stated in Eversource’s Rule 425 Materials, Eversource has a market capitalization of approximately $19 billion and an A+ corporate credit rating by Standard & Poor’s. Eversource currently serves approximately 1.75 million electric, water and natural gas customers in more than 150 of Connecticut’s 169 cities and towns, with a presence in every town that CTWS serves. Eversource is the parent company of Aquarion Water Company, a Connecticut-based water utility that serves nearly 230,000 customers and has a service territory that is highly complementary to that of CTWS, with top-tier customer service satisfaction scores, having consistently ranked at the top of J.D. Power’s customer service rankings. Eversource believes that together, CTWS and Aquarion Water Company would constitute a leading water utility headquartered in Connecticut, demonstrating Eversource’s commitment to investing in critical infrastructure in Connecticut communities. CTWS employees would also benefit from the increased employment opportunities associated with being part of a larger, stronger organization within the state of Connecticut. It is Eversource’s intention to continue to invest in local Connecticut infrastructure, which benefits shareholders, employees, customers and local communities. With San Jose Water’s headquarters in California, the SJW Group merger proposal

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does not offer the compelling strategic and geographic fit presented by the Eversource proposal, and San Jose Water does not share the history of investing in Connecticut.

For all of the foregoing reasons, among others, Eversource firmly believes that its statements are factually supported.

•                  “Eversource has consistently demonstrated credibility, expertise, and responsiveness in its proceedings before the Connecticut Public Utilities Regulatory Authority and has a strong track record for constructive regulatory outcomes;” and

Eversource advises the Staff that the basis for this statement is demonstrated in recent examples of proceedings involving Eversource and its subsidiaries before the Connecticut Public Utilities Regulatory Authority (“PURA”).  In 2017, PURA approved Eversource’s acquisition of Aquarion Water Company, concluding that, “[b]ased on its review of the record, Eversource possesses the requisite financial, technological and managerial capability for approval of a change of control.”  The Connecticut Attorney General and the state consumer advocate, the Connecticut Office of Consumer Counsel (“OCC”), each supported Eversource’s proposed acquisition.  In assessing Eversource’s technological capabilities, PURA noted “a strong attendance record from the Eversource operating companies at the PURA’s cybersecurity meetings and Company representatives have demonstrated a cooperative attitude in these matters.”

PURA also made a positive assessment of Eversource’s managerial capabilities outside of the Aquarion Water Company transaction, noting for example:

As the holding company for CL&P and Yankee Gas, [PURA] is very familiar with Eversource’s management, particularly with regard to its Connecticut operations.  Since it was formed in April 2012 by the merger of Northeast Utilities and NSTAR, [PURA] closely monitored the operations of Eversource’s Connecticut operations, particularly with regard to safety and reliability.  Notably, the organization’s function and Connecticut commitment was tested in response to Storm Sandy, and was reviewed by [PURA] in Docket No. 12-11-07, PURA Investigation into the Performance of Connecticut’s Electric Distribution Companies and Gas Companies in Restoring Service Following Storm Sandy.  In the August 21, 2013 Decision in Docket No. 12-11-07 (Storm Sandy Decision), [PURA] found that CL&P prepared for Storm Sandy and responded to it in a timely and effective manner, despite the fact that a number of initiatives to improve storm response were in process and not fully in effect yet.  Storm Sandy Decision, p. 54.

More recently, PURA approved a base distribution rate settlement for Eversource’s subsidiary The Connecticut Light and Power Company (“CL&P”), marking the first comprehensive rate

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settlement for an electric distribution company in Connecticut since the implementation of the state’s electric industry restructuring in 2000.  PURA approved a total revenue increase to CL&P of $124.661 million over a three-year rate plan, as proposed in the settlement.  In this docket, CL&P entered into in three separate settlement agreements with various parties covering specific issues in the case.  In demonstrating its responsiveness to regulators, CL&P amended the settlement in response to certain areas of concern noted by PURA in an earlier interim ruling in the docket.

These examples show that Eversource has demonstrated credibility, expertise, and responsiveness in its proceedings before PURA and has a strong track record for constructive regulatory outcomes.

•                  the SJW proposal is an “inferior transaction,” considering you do not provide a comparison of the SJW offer to your discussion of the benefits to shareholders of the Eversource Proposal.

Eversource refers the Staff to the comparative analysis of its proposal and the SJW Group merger as described in both the Preliminary Proxy Statement and the Rule 425 Materials and provided above in response to this Comment 3 as among the reasons why the Eversource proposal is superior (and therefore the SJW Group proposal is inferior).

Background of the Solicitation, page 3

4.                                      Briefly summarize the reasons why Eversource representatives contacted CTWS in October 2017 and February and March 2018. If these contacts were to discuss an acquisition of CTWS, revise to clarify. If they were for a different purpose, please explain.

Response to Comment 4:

Eversource advises the Staff that an Eversource representative contacted CTWS in October 2017 and February and March 2018 to discuss a potential combination with CTWS. In response to the Staff’s comment, Eversource proposes to add the following disclosure to the Preliminary Proxy Statement (new text underlined and in bold):

In October 2017, the Executive Vice President and General Counsel of Eversource contacted Ms. Carol P. Wallace, chairman of the CTWS Board, by phone, to discuss a potential combination with CTWS. During the course of their discussion, Ms. Wallace indicated that the CTWS Board was pleased with the company’s strategy and results and intended to continue maintaining CTWS as an independent public company.

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May 15, 2018

In February and March, 2018, the Executive Vice President and General Counsel of Eversource again was in contact with Ms. Wallace to set up a meeting between Ms. Wallace, Mr. Benoit and the Chief Executive Officer and Executive Vice President and General Counsel of Eversource to discuss a potential combination with CTWS. Ms. Wallace declined the meeting.

Additional soliciting materials filed May 4, 2018

5.                                      See  our comment above. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please provide support for the following statements:

•                  “Eversource has a strong track record of value creation, delivering total shareholder returns of 184% over the last 10 years, which is 45% greater than San Jose Water’s more volatile and slower growth returns during the same period;”

•                  “…current value of the San Jose Water offer to Connecticut Water shareholders is illusory and is not the value you would realize if this proposed takeover is completed.”

•                  “The Connecticut Water board has approved a conflicted transaction that preserves board positions and guarantees employment for its management team while refusing to engage in discussions regarding a transaction with Eversource…”

Response to Comment 5:

In response to the Staff’s comment, Eversource provides the following support for the foregoing statements:

•                  “Eversource has a strong track record of value creation, delivering total shareholder returns of 184% over the last 10 years, which is 45% greater than San Jose Water’s more volatile and slower growth returns during the same period;”

Eversource’s basis for value creation is substantiated by its total shareholder returns over the last ten years, including those stated in the Rule 425 Materials. Correspondingly, over the same time period, total shareholder returns for SJW Group were 139%, reflecting slower growth.

Eversource has also delivered more consistent earnings growth to shareholders than SJW Group. From 2012 (when Northeast Utilities merged with NSTAR to form what is now known as Eversource) through 2017, Eversource’s annual non-GAAP operating earnings per share growth ranged from 5% to 11%, with a standard deviation of 2.6% (low variability).  In contrast, SJW Group’s annual non-GAAP operating earnings per share growth ranged from -7% to 60%, with a standard deviation of 27.9% (high variability).

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•                  “…current value of the San Jose Water offer to Connecticut Water shareholders is illusory and is not the value you would realize if this proposed takeover is completed.”

As indicated in the Rule 425 Materials, the CTWS current share price is artificially inflated as a result of the premium offered for SJW Group stock in a separate takeover proposal from California Water Service Group, rather than reflecting the fundamental value of CTWS. This offer for SJW Group is for SJW Group alone, and if successful, would result in the termination of the merger with CTWS, thus eliminating the artificial premium in the CTWS share price because CTWS shares would no longer trade on the basis of the expected exchange ratio offered in the SJW Group merger. If the proposed third-party acquisition of SJW Group is unsuccessful, SJW Group’s shares would be expected to trade at levels in place prior to the third-party proposal.

•                  “The Connecticut Water board has approved a conflicted transaction that preserves board positions and guarantees employment for its management team while refusing to engage in discussions regarding a transaction with Eversource…”

Based on Eversource’s review of the Form S-4, Eversource believes that the proposed merger with SJW Group represents a conflict of interest between the interests of the CTWS board of directors and management, on the one hand, and its stockholders and other stakeholders, on the other. For example, according to the Form S-4 at page 57, negotiations regarding the terms of the proposed merger were conducted principally by Messrs. Thornburg and Benoit, despite the fact that Mr. Thornburg had until recently been chief executive officer of CTWS and Mr. Benoit had reported directly to Mr. Thornburg. In addition, the Form S-4 notes that the CTWS board directed Mr. Benoit to pay particular attention to governance terms, with the results of such negotiations being a proposed board composition that preserves board positions of five CTWS directors and preserves management roles for Mr. Benoit and other CTWS officers (page 84 of the Form S-4). When coupled with the refusals to engage with Eversource on a proposed alternative transaction, Eversource believes this presents evidence of conflicts of interest that CTWS shareholders should evaluate.

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If you have any questions or comments about this letter or need any further information, please direct any communications to the undersigned at (617) 951-7980 or to Thomas Fraser at (617) 951-7063.

Respectfully Submitted,

Securities and Exchange Commission

May 15, 2018

/s/ Marko S. Zatylny

Marko S. Zatylny